

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail
Hill, Ward & Henderson, P.A.
Attention: David S. Felman
101 E. Kennedy Blvd., Suite 3700
Tampa, Florida 33602

>   **Re: Gerdau S.A.**
>   **Schedule TO-I filed by Gerdau S.A., Gerdau Ameristeel Corporation and**
>   **Gerdau Macsteel, Inc.**
>   **Filed October 21, 2013**
>   **File No. 005-58383**

Dear Mr. Felman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Cover page

1.   In future filings, including any amendments, please use the current cover page of Schedule TO. See Rule 14d-100 of Regulation 14D.

Item 12. Exhibits, page 5

2.   On pages iv-v of the Offer to Exchange, you say that a "withdrawal form" and "acceptance/re-election form" are attached as exhibits to this Schedule TO, yet no such exhibits appear to be included. Please revise or advise. Please also tell us whether these documents have been distributed to security holders.

Offer to Exchange

When will I receive my new securities?, page 13

3.   On page 61, you cite to the prompt payment or return requirements of Rule 13e-4(f)(5); however, it is unclear how your offer complies with that provision or Rule 14e-1(c). We note, in particular, that the grant date of ADSs will be "as of" December 9, 2013. Please advise how you determined that you were complying with this requirement.

Section 3. Purposes of the Offer and Reasons for Structure of the Offer?, page 36

4.   Please revise to discuss the reason for not permitting eligible employees to participate on a grant-by-grant basis. Please also revise to briefly discuss the reasons for different forms of awards to U.S. and Canadian employees and to retirees.

5.   The use of "we" in the paragraph before the bullet points on page 37 appears to limit the disclosure that follows to the filing persons. Please revise to include those persons specified by Instruction C to Schedule TO. Please also revise the last bullet point on page 37 address any securities, not simply stock options and SARs. See Item 1006(c)(9) of Regulation M-A.

Section 7. Conditions of the Offer, page 43

6.   The offer can be subject only to conditions that are based on objective criteria and are not within the bidder's control. Please revise the fourth bullet point on page 44 so that it meets this standard.

Section 11. Interests of Directors and Executive Officers, page 52

7.   The disclosure in the second paragraph is limited to stock options and SARs. Please expand to address any securities. See Item 1005(e) of Regulation M-A. Please also expand the last paragraph of this section to include the filing persons. See Instruction 1(a) to Item 1008(b) of Regulation M-A.

8.   Refer to the last paragraph of this section and the company's qualification of the disclosure as "to the best of our knowledge." If you retain that qualification, please revise to mirror the language in Instruction 3 to Item 1008(a) of Regulation M-A, which permits disclosure of the information "to the extent known *after making reasonable inquiry*." Otherwise, explain what prevents the company from knowing and disclosing this information. Likewise, please explain the reason for the same qualification in the second paragraph of this section, or revise.

<u>Section 15. Extension of Offer; Termination; Amendment, page 61</u>

9.	We note the disclosure regarding how you intend to handle material changes to the offer terms that "adversely" affect eligible employees. Please note that we believe any material changes to the terms of the offer, including waiver of a material condition, even those material changes that do not "adversely" affect eligible employees, require the offer to remain open for at least five business days and that such changes be disclosed in a manner reasonably calculated to inform eligible employees. Please confirm your understanding and clarify your disclosure as appropriate.

<u>Schedule A</u>

10.	Please provide Instruction C disclosure regarding Metalúrgica Gerdau S.A., or advise as to why you believe this is not required.

11.	Please revise to include your total non-current liabilities for the periods presented. See Item 1010(c)(1) of Regulation M-A and Rule 1-02(bb) of Regulation S-X.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions